

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 26, 2017

Via E-Mail
Brian T. Gladden
Executive Vice President and Chief Financial Officer
Mondelez International Inc.
Three Parkway North
Deerfield, IL 60015

> **Re: Mondelez International Inc.**
> **Form 10-K for the Fiscal Year Ended December 12, 2016**
> **Filed February 24, 2017**
> **File No. 1-16483**

Dear Mr. Gladden:

We refer you to our comment letter dated May 5, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director